Exhibit 22

List of Guarantors and Subsidiary Issuers of Guaranteed Securities

nVent Electric plc and Hoffman Schroff Holdings, Inc., a wholly owned subsidiary of nVent Electric plc, have fully and unconditionally guaranteed payment of the following senior notes issued by nVent Finance S.à r.l., a wholly owned subsidiary of nVent Electric plc: $500.0 million aggregate principal amount of 4.550% senior notes due 2028, $300.0 million aggregate principal amount of 2.750% senior notes due 2031 and $500.0 million aggregate principal amount of 5.650% senior notes due 2033.